

David Rogers · 3rd

Founding Partner at Prewrite

Chicago, Illinois, United States · **Contact info**

391 connections

 Prewrite

Columbia College Chicago

Experience



Founding Partner
Prewrite
Jan 2017 – Present · 4 yrs 9 mos
Greater Chicago Area

Prewrite was conceived of when I sat down to write a screenplay and discovered there were no good software solutions for outlining story ideas. Three years later, with the help of my incredible technology partners at LeanUp Design, we released a visual screenwriting tool like no other.

Prewrite

LEANUP **Partner**
LeanUp Design
May 2006 – Present · 15 yrs 5 mos
Greater Chicago Area

A cadre of innovative and like-minded LEAN product developers I work with to design and build anything from fun mobile apps to advanced scientific instruments.

Some of our work: ...see more

 **Co-founder and Product Manager**
CommuteStream
Sep 2013 – Jun 2020 · 6 yrs 10 mos
Greater Chicago Area

Designed and developed mobile banner and LCD display products. Logo design, branding and marketing collateral. Designed custom mobile HTML5 web application for building and purchasing transit-focussed mobile ad products. Currently focussing my efforts on product usability, and customer acquisition. ...see more

 **Director of Development**
TransitChatter
Mar 2012 – Jan 2017 · 4 yrs 11 mos
Chicago, IL

Co-founded and attracted initial seed funding for TransitChatter based on past entrepreneurial experience. Designed and developed nearly all user facing aspects, including web presence, native mobile apps, and marketing collateral. Released iOS and Android versions of mobile app with high user retention, excellent app store ratings and pre ...see more

 **Director of Product Development**
BriteTab.com
Jun 2009 – Mar 2012 · 2 yrs 10 mos

Team Leader, Design and development of BriteTab.com's web presence, core resume building product (Impression Lab) and Facebook application. Idea development and execution of an online subscription-based, freemium model. Voiceover, design, animation and editing of application tutorials and product demos. Marketing Collateral Design and promotio ...see more

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Education

 **Columbia College Chicago**
B.A., Film/Video
2000 – 2004
Activities and Societies: C.A.D.R.E.

Skills & endorsements

After Effects · 22

Endorsed by **2 of David's colleagues at CommuteStream**

Photoshop · 13

Jeff Karlson, CSSBB and 12 connections have given endorsements for this skill

Videography · 12

Endorsed by **2 of David's colleagues at CommuteStream**

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